Exhibit 99.1

Mereo BioPharma Appoints Christine Fox as Chief Financial Officer and Heidi Petersen as Senior Vice President, Regulatory Affairs

London and Redwood City, Calif., October 20, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) (“Mereo” or “the Company”), a clinical stage biopharmaceutical company focused on oncology and rare diseases, today announced the appointment of Christine Fox, CPA, as Chief Financial Officer (CFO) and Heidi Petersen as Senior Vice President, Regulatory Affairs.

Ms. Fox brings an extensive array of financial experience to Mereo, including a background in financial operations and reporting, technical accounting and external audit. She replaces Interim CFO and current Mereo Board member Mr. Michael Wyzga, who will continue to serve on Mereo’s Board. Ms. Petersen brings more than 25 years of experience in the biopharmaceutical industry, with regulatory expertise across a range of therapeutic areas including immuno-oncology. Ms. Petersen’s appointment will be effective November 2, 2020 and Ms. Fox in January 2021.

Denise Scots-Knight, Chief Executive Officer of Mereo, said: “Christine and Heidi are seasoned financial and regulatory executives and we are excited to welcome them to Mereo. The remainder of 2020 and 2021 will be an important period for Mereo as we expect multiple milestones across our pipeline, including the initiation of our Phase 1b/2 combination study with our anti-TIGIT antibody, etigilimab, in the coming weeks. With the addition of Christine and Heidi, we believe we have an exceptional senior management team in place as we continue to execute on our clinical development and business objectives in preparation for our next stage of growth.”

Christine Fox, CPA, as Chief Financial Officer

Ms. Fox is a Certified Public Accountant (CPA) with over 18 years of experience in financial operations and reporting, technical accounting and external audit. She has a proven track record of delivering high-quality financial information under international accounting standards and experience in the execution of corporate transactions. Prior to joining Mereo, Ms. Fox served as Group Financial Controller and Treasurer of Travelport where she managed a global financial operations team. Prior to joining Travelport, Ms. Fox served more than 10 years at KPMG in the U.S. and Switzerland, in positions of increasing responsibility, where she was primarily focused on large multi-national clients reporting under U.S. GAAP and IFRS across a wide variety of industries, including the pharmaceutical industry. Ms. Fox received a B.S. in accounting from Butler University.

Heidi Petersen as Senior Vice President, Regulatory Affairs

Ms. Petersen is a seasoned regulatory affairs professional with 25 years of experience. Prior to joining Mereo, she served as Vice President, Regulatory Affairs at Kartos Therapeutics. Prior to Kartos, Ms. Petersen served as Vice President, Regulatory Affairs at Immune Design (acquired by Merck in 2019) where she provided global regulatory strategy on the development of the company’s immuno-oncology programs across all stages of clinical development. Previously, Ms. Petersen served as Vice President, Regulatory Affairs and Quality at BN-Immunotherapeutics (fully acquired by Bavarian Nordic in 2009) where she led global regulatory strategy for the company’s early and late-stage immuno-oncology programs. Earlier in her career, Ms. Petersen served as an independent regulatory consultant, and held business development and regulatory affairs positions with Pharmacyclics (subsequently acquired by AbbVie). She also held regulatory positions with Chiron Corporation (subsequently acquired by Novartis) and ALZA corporation (subsequently acquired by Johnson & Johnson). She received a master’s in public health from Columbia University and a B.S. in biology from Tulane University.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (OI), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (AATD) and in a Phase 1b/2 clinical trial in COVID-19 respiratory disease.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and involve assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in the Company’s latest Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies
Will Goode

Burns McClellan (US Investor Relations Adviser to Mereo)	+01 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com